VIZSLA SILVER CORP.	Have questions about this notice? Call the Toll Free Number below or scan the QR code to find out more.
Toll Free 1-866-964-0492

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Notice of Availability of Proxy Materials for VIZSLA SILVER CORP. Annual General and Special Meeting

Meeting Date and Location:

When: December 8, 2022 11:00 am (Pacific Time)	Where: Suite 700, 1090 West Georgia Street, Vancouver, BC	------ Fold

You are receiving this notice to advise that the proxy materials for the above noted securityholders' meeting are available on the Internet. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We remind you to access and review all of the important information contained in the information circular and other proxy materials before voting.

The information circular and other relevant materials are available at:

https://vizslasilvercorp.ca/investors/agm/

OR

www.sedar.com

How to Obtain Paper Copies of the Proxy Materials

Securityholders may request to receive paper copies of the current meeting materials by mail at no cost. Requests for paper copies may be made using your Control Number as it appears on your enclosed Voting Instruction Form or Proxy. To ensure you receive the materials in advance of the voting deadline and meeting date, all requests must be received no later than November 28, 2022. If you do request the current materials, please note that another Voting Instruction Form/Proxy will not be sent; please retain your current one for voting purposes.

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For Holders with a 15 digit Control Number:	For Holders with a 16 digit Control Number:

Request materials by calling Toll Free, within North America - 1-866-962-0498 or direct, from Outside of North America - (514) 982-8716 and entering your control number as indicated on your Voting Instruction Form or Proxy.	To obtain paper copies of the materials after the meeting date, please contact 1-604-364-2215 or info@vizslasilver.ca.

To obtain paper copies of the materials before or after the meeting date, please contact 1-604-364-2215 or info@vizslasilver.ca.

Securityholder Meeting Notice

The resolutions to be voted on at the meeting are listed below along with the Sections within the Information Circular where disclosure regarding the matter can be found.

1. Number of Directors - Fixing the Number of Directors

2. Election of Directors - Election of Directors

3. Appointment of Auditors - Apppointment of Auditor

4. Omnibus Equity Incentive Compensation Plan - Approval of Omnibus Equity Incentive Compensation Plan

5. Stock Option Plan - Approval of Omnibus Equity Incentive Compensation

6. Advance Notice Policy - Ratification and Approval of Advance Notice Policy

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Voting

PLEASE NOTE - YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities you must vote using the methods reflected on your enclosed Voting Instruction Form or Proxy.

PLEASE VIEW THE INFORMATION CIRCULAR PRIOR TO VOTING

Annual Financial statement delivery No Annual Report (or Annual Financial Statements) is (are) included in this mailing